Aflac Incorporated 2010 Form 10-K

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

Years Ended December 31,

	2010	2009	2008	2007	2006
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$2,344	$1,497	$1,254	$1,634	$1,483

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share – basic	469,038	466,552	473,405	487,869	495,614
Dilutive effect of share-based awards	4,047	2,511	5,410	6,102	6,213

Weighted-average outstanding shares used in the computation of earnings per share – diluted	473,085	469,063	478,815	493,971	501,827

Earnings per share:
Basic	$5.00	$3.21	$2.65	$3.35	$2.99
Diluted	4.95	3.19	2.62	3.31	2.95